VIA EDGAR

201 Redwood Shores Parkway Redwood Shores, CA 94065 +1 650 802 3000 tel +1 650 802 3100 fax

November 29, 2016	Jane Ross +1 (650) 802-3250 jane.ross@weil.com

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          TubeMogul, Inc.
Schedule TO-T filed November 18, 2016 by Tiger Acquisition Corp. and
   Adobe Systems Incorporated
SEC File No. 005-88262

Dear Mr. Duchovny:

This letter is sent on behalf of Adobe Systems Incorporated (“Adobe”) and Tiger Acquisition Corp. (“Purchaser”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated November 23, 2016 (the “Comment Letter”) regarding the above-referenced filing.  For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Adobe’s and Purchaser’s responses in the same order as presented in the Comment Letter.  Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO-T.

Offer to Purchase

Source and Amount of Funds, page 13

1.              We note in the Summary Term Sheet that you intend to use borrowings under your credit facility, but such source of funds is not referenced in this section.  If you intend to use borrowings to pay for tendered shares, provide the disclosure required by Item 1007(d) of Regulation M-A.

Response:  The Staff’s comment is noted.  Contemporaneously with the submission of this letter, Adobe and Purchaser are filing an amendment to the Schedule TO-T to include the disclosure required by Item 1007(d) of Regulation M-A.

Other Agreements — Tender and Support Agreements, page 35

2.              We note that the tender and support agreements provide that the security holders may not withdraw any tendered securities unless the offer has been terminated or the merger agreement has been terminated.  Please provide us with your analysis of how this clause complies with section 29(a) and (b) of the Securities Exchange Act of 1934.

Response:  The Staff’s comment is noted.  We respectfully submit to the Staff that the tender and support agreements (the “Tender Agreements”), and the requirement that the Supporting Stockholders not exercise their rights of withdrawal with respect to tendered securities, are not a violation of Sections 29(a) and (b) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).   As the Staff is aware, Sections 29(a) and (b) of the Exchange Act provide that any provision that requires any person to waive compliance with the Exchange Act or any rule or regulation thereunder, or of any rule of a self-regulatory organization, is void.  We respectfully submit that the Tender Agreements do not require any person to waive compliance with the Exchange Act, any rule or regulation thereunder, or any rule of a self-regulatory organization—under the Tender Agreements, the Supporting Stockholders are simply agreeing not to exercise their rights of withdrawal that are provided for under the Exchange Act.  The parties must still comply fully with the Exchange Act, the rules and regulations thereunder, and the rules of any applicable self-regulatory organization.

The Tender Agreements were entered into prior to the commencement of the Offer and have no effect on Adobe’s and Purchaser’s obligation under the Exchange Act to provide withdrawal rights under the Offer or on the rights of other stockholders of TubeMogul, Inc. (“TubeMogul”) to exercise such withdrawal rights.  The Tender Agreements were negotiated between Adobe, Purchaser and the Supporting Stockholders, who are sophisticated parties, along with legal counsel, and reflect the agreement of the Supporting Stockholders not to exercise their withdrawal rights, not the agreement of the parties to waive compliance with the Exchange Act.  Adobe and Purchaser remain obligated to comply in all respects with the Exchange Act and the rules and regulations promulgated thereunder, including the obligation to provide withdrawal rights to the stockholders of TubeMogul.  The Tender Agreements do not relieve Purchaser or Adobe of these obligations and do not require the parties to waive compliance with the Exchange Act.

Adobe and Purchaser also respectfully submit to the Staff that the Tender Agreements are consistent with established market practice, and such provisions have been included in many recently completed third party tender offers filed with the Commission.  Adobe and Purchaser are not aware of any objection or comment made by the Commission with respect to such provisions in such recent transactions.(1)

(1)  For examples of such third party tender offers, reference is made to the following filings:

•      Exhibit 99.1 to Current Report on Form 8-K filed by EndoChoice Holdings, Inc. on September 27, 2016.

•      Exhibit 99.1 to Current Report on Form 8-K filed by Tobira Therapeutics, Inc. on September 20, 2016.

•      Exhibit 10.1 to Current Report on Form 8-K filed by Raptor Pharmaceutical Corp. on September 12, 2016.

•      Exhibit 99.2 to Current Report on Form 8-K filed by Mattress Firm Holding Corp. on August 8, 2016.

•      Exhibits 99.2, 99.3 and 99.4 to Current Report on Form 8-K filed by Sizmek Inc. on August 3, 2016.

•      Exhibit 2.2 to Schedule 13D filed by Oracle Corporation on August 12, 2016.

•      Exhibit (d)(2) to Schedule TO-T filed by Shepard Vision, Inc. on August 1, 2016.

•      Exhibits (d)(3), (d)(4) and (d)(5) to Schedule TO-T filed by Melrose Industries PLC on July 8, 2016.

Please do not hesitate to contact us if you have any questions.

Sincerely,

/s/ Jane Ross

Jane Ross

cc:                                Michael Dillon (of Adobe Systems Incorporated)

Justin Judd (of Adobe Systems Incorporated)